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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (AMENDMENT NO. 8)


                       VWR SCIENTIFIC PRODUCTS CORPORATION

       ------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE

       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                   918435 10 8
       ------------------------------------------------------------------
                                 (CUSIP Number)


                              KLAUS H. JANDER, ESQ.
                           RICHARD T. MCDERMOTT, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 878-8000

       ------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 20, 1999

       ------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

Note. Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)
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
---------------------------------                                                    -------------------------------
CUSIP NO. 918435 10 8                                    13D                               PAGE 2 OF 4 PAGES
---------------------------------                                                    -------------------------------
============ =======================================================================================================
    1.       NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             EM Laboratories, Incorporated
============ =======================================================================================================
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                            (a)|_|
                                                                                                            (b)|_|
============ =======================================================================================================
    3.       SEC USE ONLY


============ =======================================================================================================
    4.       SOURCES OF FUNDS

             AF
============ =======================================================================================================
    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                                                                |_|
============ =======================================================================================================
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             New York
------------------------- ------- ==================================================================================
                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS                    27,751,488
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ==================================================================================
                            8.    SHARED VOTING POWER

                                  0
                          ------- ==================================================================================
                            9.    SOLE DISPOSITIVE POWER

                                  27,751,488
                          ------- ==================================================================================
                           10.    SHARED DISPOSITIVE POWER

                                  0
============ =======================================================================================================
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             27,751,488
============ =======================================================================================================
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                |_|
============ =======================================================================================================
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             95.8%
============ =======================================================================================================
    14.      TYPE OF REPORTING PERSON

             CO
============ =======================================================================================================

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                                  SCHEDULE 13D
                          FILED PURSUANT TO RULE 13d-1
                   OF THE GENERAL RULES AND REGULATIONS UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


         This Amendment No. 8, which relates to shares of the common stock, par value $1.00 per share (the "Common Stock") of VWR Scientific Products Corporation (the "Issuer") and is being filed by EM Laboratories, Inc. ("EML"), supplements and amends the statement on Schedule 13D originally filed with the Commission, as amended.

ITEM 4.  PURPOSE OF THE TRANSACTION.

Item 4 is amended as follows:

As previously reported, the tender offer by EML's wholly owned subsidiary, EM Subsidiary, Inc., for all outstanding shares of the Issuer expired, as scheduled, at 12:00 midnight on Tuesday, July 13, 1999, New York City time. A total of 13,302,084 shares were tendered and accepted for payment. As a result of the tender offer, EM Laboratories and its affiliates own 27,751,488 shares of the Issuer, representing approximately 95.8% of the issued and outstanding shares.

On Tuesday, July 20, 1999, EM Subsidiary, Inc. began making cash payments of $37.00 per share, the consideration due to holders of shares that were tendered and accepted for payment.

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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 1999

                          EM LABORATORIES, INCORPORATED


                                            By:  /s/ Stephen J. Kunst
                                            Name:  Stephen J. Kunst
                                            Title:  Vice-President and Secretary

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